UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2018

Fundrise Real Estate Investment Trust, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10492

Delaware	32-0467957
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1601 Connecticut Ave. NW, Suite 300 Washington, DC (Address of principal executive offices)	20009 (Zip Code)

(202) 584-0550
Registrant’s telephone number, including area code

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

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Part II.

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (“Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “outlook”, “believe,” “estimate,” “potential,” “projected,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	our ability to effectively deploy the proceeds raised in our initial and subsequent offerings (the “Offering(s)”);

•	our ability to attract and retain members to the online investment platform located at www.fundrise.com (the “Fundrise Platform”) of Rise Companies Corp. (our “Sponsor”);

•	risks associated with breaches of our data security;

•	changes in economic conditions generally and the real estate and securities markets specifically;

•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

•	increased interest rates and operating costs;

•	our failure to obtain necessary outside financing;

•	risks associated with derivatives or hedging activity;

•	our ability to retain our executive officers and other key personnel of our advisor, our property manager and their affiliates;

•	expected rates of return provided to investors;

•	the ability of our Sponsor and its affiliates to source, originate and service our loans and other assets, and the quality and performance of these assets;

•	our ability to retain and hire competent employees and appropriately staff our operations;

•	legislative or regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of real estate investment trusts (“REITs”) and Securities and Exchange Commission ("SEC") guidance related to Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), or the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”));

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•	changes in business conditions and the market value of our assets, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

•	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by our Sponsor;

•	our ability to access sources of liquidity when we have the need to fund redemptions of common shares in excess of the proceeds from the sales of our common shares in our Offerings and the consequential risk that we may not have the resources to satisfy redemption requests;

•	our failure to maintain our status as a REIT;

•	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Investment Company Act and other laws; and

•	changes to U.S. generally accepted accounting principles (“U.S. GAAP”).

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

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Item 1.	Business

Fundrise Real Estate Investment Trust, LLC is a Delaware limited liability company formed on May 15, 2015 to acquire and manage a diversified portfolio of real estate debt investments, commercial real estate-related debt securities and commercial real estate equity investments. Operations commenced on December 5, 2015. In this Annual Report, references to the “Company,” “we,” “us” or “our” or similar terms refer to Fundrise Real Estate Investment Trust, LLC.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2015, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986.

As of December 31, 2018 and 2017, our portfolio was comprised of approximately $90.7 million and $60.8 million, respectively, of gross capital deployed in real estate investments that in the opinion of Fundrise Advisors, LLC (our “Manager”) meets our investment objectives. See Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments for information concerning our investments since December 31, 2018. We intend to diversify our portfolio by investment type, investment size and investment risk with the goal of attaining a portfolio of real estate assets that provide attractive and stable returns to our investors. We make our investments through direct loan origination, the acquisition of individual loan or securities assets or by acquiring portfolios of assets, other mortgage REITs or companies with investment objectives similar to ours.

We are externally managed by our Manager, which is an investment adviser registered with the SEC and a wholly-owned subsidiary of our Sponsor, the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the Fundrise Platform that allows investors to become equity or debt holders in real estate opportunities that may have been historically difficult to access for some investors. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Investment Strategy

We intend to originate, invest in and manage a diversified portfolio of real estate debt investments. We expect to use substantially all of the net proceeds from our Offerings to originate, acquire and structure real estate loans (including senior mortgage loans, subordinated mortgage loans (also referred to as B-Notes), mezzanine loans, and participations in such loans) and investments in real estate (through majority-owned subsidiaries with rights to receive preferred economic returns). We may also invest in commercial real estate-related debt securities (including CMBS, CDOs and REIT senior unsecured debt), and other real estate-related assets. We seek to create and maintain a portfolio of investments that generates a low volatility income stream of attractive and consistent cash distributions. Our focus on investing in debt instruments emphasizes the payment of current returns to investors and preservation of invested capital as our primary investment objectives, with a lesser emphasis on seeking capital appreciation from our investments, as is typically the case with more opportunistic or equity-oriented strategies.

Our Manager directly structures, underwrites and originates many of the debt products in which we invest as this provides for the best opportunity to manage our borrower and partner relationships and optimize the terms of our investments. Our proven underwriting process, which our Manager’s management team has successfully developed over their extensive real estate careers in a variety of market conditions and implemented at our Sponsor, involves comprehensive financial, structural, operational and legal due diligence of our borrowers and partners in order to optimize pricing and structuring and mitigate risk. We feel the current and future market environment (including any existing or future government-sponsored programs) provides a wide range of opportunities to generate compelling investments with strong risk-return profiles for our members.

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In executing on our business strategy, we believe that we benefit from our Manager’s affiliation with our Sponsor given our Sponsor’s strong track record and extensive experience and capabilities as an online real estate origination and funding platform. These competitive advantages include:

•	our Sponsor’s experience and reputation as a leading real estate investment manager, which historically has given it access to a large investment pipeline similar to our targeted assets and the key market data we use to underwrite and portfolio manage assets;

•	our Sponsor’s direct and online origination capabilities, which are amplified by a proprietary crowdfunding technology platform, business process automation, and a large user base, of which a significant portion are seeking capital for real estate projects;

•	our Sponsor’s relationships with financial institutions and other lenders that originate and distribute real estate debt and other real estate-related products and that finance the types of assets we intend to acquire and originate;

•	our Sponsor’s experienced portfolio management team which actively monitors each investment through an established regime of analysis, credit review and protocol; and

•	our Sponsor’s management team which has a successful track record of making real estate investments in a variety of market conditions.

Investment Objectives

Our primary investment objectives are:

•	to pay attractive and consistent cash distributions; and

•	to preserve, protect and return members’ capital.

We cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager will have substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets. Our Manager’s investment committee will review our investment guidelines at least annually to determine whether our investment guidelines continue to be in the best interests of our shareholders.

Competition

Our net income depends, in large part, on our ability to originate investments with attractive risk-adjusted yields. In originating these investments, we compete with other mortgage REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, private funds, other lenders, governmental bodies and other entities, as well as online lending platforms that compete with the Fundrise Platform, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous mortgage REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, size of loans offered and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential loans than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular filed March 1, 2019 (the “Offering Circular”), which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

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Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. For further information regarding forward-looking statements, see “Statement Regarding Forward-Looking Information”. Unless otherwise indicated, latest results discussed below are as of December 31, 2018.

Offering Results

Fundrise Real Estate Investment Trust, LLC has offered, is offering, and will continue to offer up to $50.0 million in common shares in our Offerings in any rolling twelve month period. The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of December 31, 2018 and 2017, we had raised total gross offering proceeds of approximately $98.8 million and $75.3 million, respectively, from settled subscriptions (including the approximately $1.2 million received in the private placements to our Sponsor, and Fundrise, LP, an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 9,883,000 and 7,530,000, respectively, of our common shares. Assuming the settlement for all subscriptions received as of December 31, 2018, approximately 628,000 of our common shares remained available for sale under our Offering.

We expect to offer common shares in our Offering until we raise the maximum amount being offered, unless terminated by our Manager at an earlier time. Until June 30, 2016, the per share purchase price for our common shares was $10.00 per share, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price is subject to adjustment every fiscal quarter and, as of January 1st, April 1st, July 1st and October 1st of each year (or as soon as commercially reasonable and announced by us thereafter), will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value, or NAV, divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (NAV per share). Accordingly, the per share purchase price of our common shares has been and will be $10.00 per share from inception through April 30, 2019. Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our members with limited liquidity on a monthly basis, after observing a mandatory 60-day waiting period, for their investment in our shares.

Distributions

To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our members of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare distributions monthly or quarterly and pay distributions quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates.

During fiscal year 2018, our distributions have primarily been funded by cash flows from our real estate investments.

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On April 12, 2016, we paid out our first distribution to members for the distribution period of January 1, 2016 through March 31, 2016. In addition, our Manager has declared daily distributions for members of record as of the close of business on each day from January 1, 2016 through April 30, 2019, as shown in the table below:

Distribution Period	Daily Distribution Amount/Common Share		Date of Declaration	Payment Date (1)	Annualized Yield (2)
01/01/16 – 03/31/16	0.0012205045		12/31/15	04/12/16	4.45%
04/01/16 – 04/30/16	0.0027397254		03/30/16	07/13/16	10.00%
05/01/16 – 06/30/16	0.0027397260		04/20/16	07/13/16	10.00%
07/01/16 – 09/30/16	0.0030136986		06/08/16	10/13/16	11.00%
10/01/16 – 12/31/16	0.0030821918		09/16/16	01/13/17	11.25%
01/01/17 – 03/31/17	0.0028767123		12/31/16	04/12/17	10.50%
04/01/17 – 06/30/17	0.0028767123		03/21/17	07/13/17	10.50%
07/01/17 – 09/30/17	0.0028767123		06/26/17	10/09/17	10.50%
10/01/17 – 12/31/17	0.0027397260		09/28/17	01/09/18	10.00%
01/01/18 – 01/31/18	0.0016438360		12/22/17	04/11/18	6.00%
02/01/18 – 02/28/18	0.0021917808		01/26/18	04/11/18	8.00%
03/01/18 – 03/31/18	0.0021917808		02/27/18	04/11/18	8.00%
04/01/18 – 04/30/18	0.0021917808		03/28/18	07/09/18	8.00%
05/01/18 – 05/31/18	0.0021917808		04/30/18	07/09/18	8.00%
06/01/18 – 06/30/18	0.0022602740		05/29/18	07/09/18	8.25%
07/01/18 – 07/31/18	0.0023287671		06/28/18	10/08/18	8.50%
08/01/18 – 08/31/18	0.0023287671		07/27/18	10/08/18	8.50%
09/01/18 – 09/30/18	0.0023287671		08/24/18	10/08/18	8.50%
10/01/18 – 10/31/18	0.0023287671		09/26/18	01/07/19	8.50%
11/01/18 – 11/30/18	0.0022602740		10/29/18	01/07/19	8.25%
12/01/18 – 12/31/18	0.0022602740		11/29/18	01/07/19	8.25%
01/01/19 – 01/31/19	0.0021917808		12/27/18	04/10/19	8.00%
02/01/19 – 02/28/19	0.0021917808		01/30/19	04/10/19	8.00%
03/01/19 – 03/31/19	0.0021917808		02/28/19	04/10/19	8.00%
04/01/19 – 04/30/19	0.0021917808		03/28/19	07/21/19	8.00%
Weighted Average	0.0024898929	(3)	-	-	9.09	%(4)

(1)	Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.

(2)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

(3)	Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from January 1, 2016 through April 30, 2019.

(4)	Weighted average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, using a $10.00 per share purchase price.

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Any distributions that we make directly impact our NAV by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of your investment, your distributions plus the change in NAV per share (either positive or negative) will produce your total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s shares, and to the extent that it exceeds the holder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

We have adopted a redemption plan whereby, on a monthly basis, after observing a mandatory 60-day waiting period, a member may obtain liquidity as described in detail in our most recent Post-Qualification Amendment and supplements thereto. Our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason

As of December 31, 2018, approximately 682,000 common shares had been submitted for redemption and 100% of such redemption requests have been honored.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements. Please refer to Note 2, Summary of Significant Accounting Policies, included in our financial statements, for a more thorough discussion of our accounting policies and procedures.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (“ASU”) that may have an impact on our financial statements. See Recent Accounting Pronouncements in Note 2, Summary of Significant Accounting Policies in our financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the JOBS Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have difference effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

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Sources of Operating Revenues and Cash Flows

We primarily generate revenues from interest income on our real estate debt investments. Additionally, we expect to receive cash flow distributions from investments in equity method investees. We may seek to acquire investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies – Revenue Recognition, in our financial statements for further detail.

Results of Operations

On December 5, 2015, we commenced operations upon our satisfying the $1.0 million minimum offering requirement for our initial Offering (not including the $200,000 received in the private placements to our Sponsor and Fundrise, LP). For the years ended December 31, 2018 and 2017, we had total net income of approximately $7.3 million and $5.2 million, respectively, primarily attributable to interest income.

Revenue

Interest Income

For the years ended December 31, 2018 and 2017, we earned interest income of approximately $7.9 million and $5.3 million respectively, from our investments. The increase in interest income is primarily attributable to the acquisition of eleven real estate debt investments during the year ended December 31, 2018.

Equity in Earnings (Losses)

For the years ended December 31, 2018 and 2017, we had equity in earnings (losses) of approximately $(116,000) and $0 from our equity method investees, respectively. The decrease in equity in earnings is primarily attributable to a net loss generated by our first equity method investment, acquired in December 2018.

Expenses

General and Administrative

For the years ended December 31, 2018 and 2017, we incurred general and administrative expenses of approximately $183,000 and $180,000, respectively, which included auditing and professional fees, bank fees, and other costs associated with operating our business. The increase in general and administrative expenses is primarily due to higher audit and tax fees incurred in 2018.

Asset Management and Other Fees – Related Party

For the years ended December 31, 2018 and 2017, we incurred asset management fees of approximately $680,000 and $0, respectively. The increase in the amount of asset management fee is due to the asset management fees being waived through December 31, 2017.

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Our Investments

As of December 31, 2018, we have entered into the following investments. See “Recent Developments” for a description of investments we have made since December 31, 2018.

Senior Secured Loans	Location	Type of Property	Date of Acquisition	Interest Rate (1)	Maturity Date (2)	Total Commitment (3)	LTV (4)	LTC (5)		Overview (Form 1-U)
New York Senior Loan *	Long Island City, NY	Condo	12/15/2015	11.0%	12/11/2017	$1,990,000	--	80.0%		Initial	N/A
CPG Senior Loan (7)	Phoenix, AZ	Multifamily	12/30/2015	11.0%	12/29/2016	$837,000	--	60.0%		Initial	Update
Clermont Senior Loan*	Atlanta, GA	Hotel	01/07/2016	10.0%	01/31/2022	$3,019,355	67.0%	--		Initial	N/A
Fairmount Senior Loan (8)	Atlanta, GA	Retail	01/21/2016	12.0%	01/20/2017	$4,600,000	--	82.0%	(6)	Initial	Update
Ascent Senior Loan (9)	Long Island City, NY	Condo	01/27/2016	11.0%	01/27/2018	$3,177,000	--	80.6%		Initial	Update
Van Nuys Senior Loan (10)	Van Nuys, CA	Land	02/19/2016	12.0%	10/11/2017	$4,900,000	--	72.6%		Initial	Update
Continuum Mateo Senior Loan* (11)	Los Angeles, CA	Land	04/06/2016	9.0%	04/05/2017	$7,315,000	--	75.0%		Initial	Update
Stradella Court Senior Loan (12)	Los Angeles, CA	Land	09/14/2016	8.5%	08/24/2017	$1,760,000	--	62.0%		Initial	N/A
Otsego Homes Senior Loan (13)	Los Angeles, CA	Land	01/10/2017	9.0%	06/26/2018	$2,460,000		71.0%		Initial	Update
Gramercy Homes Senior Loan (14)	Los Angeles, CA	Land	05/01/2017	7.55%	01/01/2020	$10,750,000	78.2%	72.0%		Initial	Update
Melrose Senior Loan* (15)	Los Angeles, CA	Land	05/31/2017	11.0%	10/16/2017	$1,588,019	48.0%	--		Initial	N/A
Pacer Hollywood Senior Loan*	Los Angeles, CA	Land	11/02/2017	10.0%	05/02/2018	$5,985,000	86.0%	84.0%		Initial	N/A
Huron River Senior Loan	Ann Arbor, MI	Multifamily	03/30/2018	7.5%	03/29/2020	$4,900,000	79.0%	81.7%		Initial	N/A
Kenmore J.C. Senior Loan	Los Angeles, CA	Land	05/21/2018	10.25%	05/21/2020	$12,770,000	75.0%	72.2%		Initial	N/A
1923 9th St NW Senior Loan	Washington, DC	Land	06/04/2018	9.75%	06/04/2020	$6,630,000	83.9%	86.1%		Initial	N/A
HLC-LP Oakwood Senior Loan	Los Angeles, CA	Land	06/15/2018	10.0%	06/15/2019	$2,500,000	73.5%	--		Initial	N/A
AmeriPacific Eagle Rock Senior Loan	Los Angeles, CA	Land	08/09/2018	9.98%	02/09/2020	$3,100,000	87.1%	87.1%		Initial	N/A
RKD 2111 Pacific Senior Loan, A note	San Pedro, CA	Land	08/23/2018	9.5%	08/23/2020	$1,400,000	94.1%	94.1%		Initial	N/A
RKD 2111 Pacific Senior Loan, B note	San Pedro, CA	Land	08/23/2018	21.0%	02/23/2019	$200,000	94.1%	94.1%		Initial	N/A
CCA Fletcher Senior Loan	Los Angeles, CA	Land	11/02/2018	9.65%	05/02/2020	$5,000,000	76.9%	87.0%		Initial	N/A

* Acquisition was reviewed and approved by the Independent Representative prior to its consummation, with such determination that the transaction was fair and reasonable to us and at a price to us that is not materially greater than the cost of the asset was to the affiliated seller.

(1)	Interest Rate refers to the projected the annual interest rate on each senior loan. The interest rate presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rate that may occur in the future.
(2)	Maturity Date refers to the initial maturity date of each senior loan, and does not take into account any extensions that may be available.
(3)	Total Commitment refers to the total commitment made by the Company to fund the senior loan, not all of which may have been funded on the acquisition date.
(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as determined by our Manager. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that such value will be achieved. We generally use LTV for properties that are generating cash flow.
(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC for properties that are subject to construction. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that the anticipated completion cost will be achieved.
(6)	LTC presented is a combined LTC of the Fairmount Senior Loan and the Fairmount Controlled Subsidiary.
(7)	On June 14, 2016, the entirety of the CPG Senior Loan was paid off and is no longer outstanding.
(8)	On January 19, 2017, the Fairmount Senior Loan was paid off and is no longer outstanding.
(9)	On May 4, 2018, the Ascent Senior Loan was paid off and is no longer outstanding.
(10)	On December 22, 2017, the Van Nuys Senior Loan was paid off and is no longer outstanding.
(11)	On September 20, 2017, the Continuum Mateo Senior Loan was paid off and is no longer outstanding.
(12)	April 5, 2017, the Stradella Court Senior Loan was paid off and is no longer outstanding.
(13)	On January 5, 2018, the Otsego Homes Senior Loan was paid off and is no longer outstanding.
(14)	On December 21, 2018, we executed a loan modification extending the maturity date to January 1, 2020 and increasing the loan principal.
(15)	On March 5, 2018, the Melrose Senior Loan was paid off and is no longer outstanding.

11

Real Property and Controlled Subsidiaries (Preferred Equity Investments)	Location	Type of Property	Date of Acquisition	Annual Return (1)	Redemption Date (2)	Total Commitment (3)	LTV (4)	LTC (5)		Overview (Form 1-U)
Ace Hotel Controlled Subsidiary*	Pittsburgh, PA	Hotel	12/15/2015	15.0%	11/13/2018	$2,275,000	75.0%	37.0%		Initial	Update
Woodlands Preferred Equity (6)	Snoqualmie, WA	Multifamily	12/18/2015	12.0%	09/01/2022	$2,000,000	76.4%	--		Initial	Update
RPQ Preferred Equity*	Richland, WA	Multifamily	01/07/2016	13.0%	07/01/2021	$2,000,000	--	--		Initial	Update
Fairmount Controlled Subsidiary (8)	Atlanta, GA	Retail	01/21/2016	16.0%	01/20/2021	$910,000	--	82.0%	(7)	Initial	Update
JOSS Preferred Equity* (9)	Santa Monica, CA	Office	01/27/2016	12.0%	04/13/2020	$1,000,000	87.0%	82.0%		Initial	N/A
Grove Controlled Subsidiary	Cordova, TN	Multifamily	03/02/2016	12.5%	12/01/2022	$3,750,000	87.3%	--		Initial	N/A
Vukota Stratus Controlled Subsidiary (10)	Colorado Springs, CO	Multifamily	04/29/2016	12.0%	09/01/2023	$4,000,000	85.0%	--		Initial	Update
Elysium 14 Controlled Subsidiary (11) (12)	Washington, DC	Multifamily	05/10/2016	10.9%	09/10/2018	$6,475,000	--	89.0%		Initial	Update 1 Update 2
Brandywine Controlled Subsidiary	Wilmington, DE	Multifamily	09/11/2017	11.0%	09/10/2025	$4,000,000	--	77.9%		Initial	N/A
Waypoint Sarasota Controlled Subsidiary	Sarasota, FL	Multifamily	10/11/2017	11.0%	04/11/2021	$4,600,000	59.1%	69.4%		Initial	N/A
JF Bonneville Controlled Subsidiary* (13)	Salt Lake City, UT	Multifamily	10/19/2017	14.0%	07/02/2018	$2,517,500	65.3%	--		Initial	Update
JVM Aventine Controlled Subsidiary	Aurora, IL	Multifamily	10/30/2017	10.0%	04/01/2023	$8,000,000	80.3%	--		Initial	N/A
Vukota Bluffs Controlled Subsidiary* (14)	Colorado Springs, CO	Multifamily	11/10/2017	12.0%	09/10/2025	$931,960	85.0%	--		Initial	Update
Vukota Woodmen Controlled Subsidiary*	Colorado Springs, CO	Multifamily	11/10/2017	12.0%	10/01/2024	$1,114,300	82.1%	--		Initial	N/A
Breckenridge Aspen Heights Controlled Subsidiary	Springfield, MO	Multifamily	12/11/2017	11.0%	01/01/2026	$4,500,000	70.6%	--		Initial	N/A
705 Edgewood Controlled Subsidiary*	Washington, DC	Retail	01/08/2018	13.0%	05/26/2020	$2,666,200	59.5%	--		Initial	N/A
RSE Coastal Village Controlled Subsidiary	Fort Myers, FL	Multifamily	06/29/2018	10.5%	07/10/2023	$6,820,000	83.5%	--		Initial	N/A
RSE-Aura Controlled Subsidiary	San Antonio, TX	Multifamily	12/19/2018	13.0%	12/19/2019	$1,421,545	95.0%	--		Initial	N/A

* Acquisition was reviewed and approved by the Independent Representative prior to its consummation, with such determination that the transaction was fair and reasonable to us and at a price to us that is not materially greater than the cost of the asset was to the affiliated seller or lessor.

(1)	Annual Return refers to the projected annual preferred economic return that we are entitled to receive with priority payment over the other equity invested in the property. The annual return presented does not distinguish between returns that are paid current and those that accrue to the redemption date, nor does it include any increases in annual return that may occur in the future.
(2)	Redemption Date refers to the initial or redemption date of each asset, and does not take into account any extensions that may be available.
(3)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.
(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as reasonably determined by our Manager. There can be no assurance that such value will be achieved. We generally use LTV for properties that are generating cash flow.
(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC for properties that are under construction. There can be no assurance that the anticipated completion cost will be achieved.
(6)	On July 5, 2018, Woodlands paid off the $2,000,000 investment.
(7)	LTC presented is a combined LTC of the Fairmount Senior Loan and the Fairmount Controlled Subsidiary.
(8)	On January 19, 2017, the Fairmount Controlled Subsidiary redeemed our equity in full.
(9)	On August 31, 2017, the JOSS Preferred Equity redeemed our equity in full.
(10)	On August 31, 2018, the Vukota Stratus Controlled Subsidiary Investment was paid off in full.
(11)	On January 12, 2018, we increased our total commitment in the Elysium 14 Investment from $4,475,000 to $6,475,000, and revised the New Elysium Operative Agreement to reduce the annual return from 12.5% to 10.9%, and extended the redemption date to September 10, 2018.
(12)	On July 2, 2018, the New Elysium 14 Investment was redeemed in full.
(13)	On September 21, 2018, JF Bonneville Controlled Subsidiary Investment was paid off in full.
(14)	On August 22, 2018, Vukota Bluffs Investment was paid off in full.

12

Real Property Controlled Subsidiaries (JV Equity Investments)	Location	Type of Property	Date of Acquisition	Purchase Price (1)	Overview (Form 1-U)
RSE Siena Controlled Subsidiary	Plantation, FL	Multifamily	12/10/2018	$6,000,000	Initial
NP 85, LLC	San Antonio, TX	Multifamily	12/19/2018	$2,585,727	Initial

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.

Other Real Estate Related Investments	Location	Type of Property	Date of Acquisition	Annual Return (1)	Redemption Date (2)	Total Commitment (3)	Overview (Form 1-U)
Pryde Project Dependent Note* (4)	Seattle, WA	Multifamily	1/7/2016	14.0%	7/29/2018	$1,000,000	Initial	Update

* Acquisition was reviewed and approved by the Independent Representative prior to its consummation, with such determination that the transaction was fair and reasonable to us and at a price to us that is not materially greater than the cost of the asset was to the affiliated seller or lessor.

(1)	Annual Return refers to the projected annual economic return that we are entitled to receive with priority payment over other equity invested in the property. The annual return presented does not distinguish between returns that are paid current and those that accrue to the redemption date, nor does it include any increases in annual return that may occur in the future.
(2)	Redemption Date refers the initial or redemption date of each asset, and does not take into account any extensions that may be available.
(3)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.
(4)	On June 22, 2017, the National Commercial Real Estate Trust paid off the note in full.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offerings, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We are dependent upon the net proceeds from our Offerings to conduct our operations. We obtain the capital required to primarily originate, invest in and manage a diversified portfolio of real estate investments and conduct our operations from the proceeds of our Offerings and from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of December 31, 2018, we had deployed approximately $90.7 million for 24 real estate investments and had approximately $3.1 million in cash and cash equivalents. In addition to our investments of approximately $90.7 million, we had future funding commitments up to an additional $12.9 million related to our investments. As of December 31, 2018, we anticipate that proceeds from our Offering will provide sufficient liquidity to meet future funding commitments and costs of operations.

As of December 31, 2018 and 2017, we had no outstanding debt.

We may employ leverage to enhance total returns to our members through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. Our target portfolio-wide leverage is between 40-60% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion. However, it is our policy not to borrow more than 75% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

13

Having completed our initial Offering, we face additional challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make. The Company may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Additionally, because certain of our investments include both current interest payments and interest paid-in kind upon redemption of our investments, there may be differences between net income from operations and cash flow generated from our investments.

Outlook and Recent Trends

We believe that the near and intermediate-term market for investment in commercial real estate loans, commercial real estate and other real estate-related assets is compelling from a risk-return perspective. Given the prospect of low growth for the economy, we favor a strategy weighted toward targeting senior and mezzanine debt which maximize current income, with significant subordinate capital and downside structural protections. In contrast, returns typically associated with pure equity strategies are mostly “back-ended” and are dependent on asset appreciation, capitalization rate compression, cash flow growth, aggressive refinancing and/or sale of the underlying property. We believe that our investment strategy combined with the experience and expertise of our Manager’s management team provide opportunities to originate investments with attractive current and accrued returns and strong structural features directly with real estate companies, thereby taking advantage of changing market conditions in order to seek the best risk-return dynamic for our shareholders.

Off-Balance Sheet Arrangements

As of December 31, 2018 and 2017, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 7, Related Party Arrangements in our financial statements.

Recent Developments

Investments

The following table summarizes real estate investments acquired or redeemed by the Company since December 31, 2018 (through April 15, 2019):

Real Property and Controlled Subsidiaries	Location	Type of Property	Date of Acquisition	Redemption Date		Total Commitment	Overview (Form 1-U)
RSE- Aura Controlled Subsidiary	San Antonio, TX	Multifamily	12/19/2018	12/19/2019	(1)	$1,421,545	Update
NP 85	San Antonio, TX	Multifamily	12/19/2018	12/19/2019	(1)	$2,585,727	Update
RPQ Preferred Equity	Richland, WA	Multifamily	01/07/2016	07/01/2021	(2)	$2,000,000	Update
NP 84	Mansfield, TX	Multifamily	04/01/2019	04/01/2020		$5,747,500	Initial

(1)	On February 27, 2019, the RSE- Aura Controlled Subsidiary and NP 85 investments were redeemed in full.
(2)	On March 29, 2019, RPQ repaid the remaining $100,000 of the preferred equity investment.

14

Other

Declaration of February 2019 Distributions	1/30/19	On January 30, 2019, our Manager declared a daily distribution of $0.0021917808 per share for shareholders members of record as of the close of business on each day of the period commencing on February 1, 2019 and ending on February 28, 2019. More information can be found here.

Declaration of March 2019 Distributions	2/28/19	On February 28, 2019, our Manager declared a daily distribution of $0.0021917808 per share for shareholders members of record as of the close of business on each day of the period commencing on March 1, 2019 and ending on March 31, 2019. More information can be found here.

Declaration of April 2019 Distributions	3/28/19

On March 28, 2019, our Manager declared a daily distribution of $0.0021917808 per share for shareholders members of record as of the close of business on each day of the period commencing on April 1, 2019 and ending on April 30, 2019. More information can be found here.

Declaration of NAV	3/31/19	As of March 31, 2019, our NAV per common share is $9.96. This NAV per common share shall be effective until updated by us on or about June 30, 2019 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time. More information can be found here.

Status of our Offering	4/19/19	As of April 19, 2019, we had raised total gross offering proceeds of approximately $110.8 million from settled subscriptions (including the $1.2 million received in the private placements to our Sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 11,084,000 of our common shares.

Item 3.	Directors and Officers

Our Manager

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager has established an investment committee that makes decisions with respect to all acquisitions and dispositions. The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth in our Post-Qualification Amendment, unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our members.

Our Manager performs its duties and responsibilities pursuant to our operating agreement. Our Manager maintains a contractual, as opposed to a fiduciary relationship, with us and our members. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Executive Officers of Our Manager

As of the date of this Annual Report, the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Benjamin S. Miller	42	Chief Executive Officer and Interim Chief Financial Officer and Treasurer
Brandon T. Jenkins	33	Chief Operating Officer
Bjorn J. Hall	38	General Counsel, Chief Compliance Officer and Secretary

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and Director of our Sponsor since its inception on March 14, 2012. As of February 9, 2016, Ben is also serving as Interim Chief Financial Officer and Treasurer of our Manager. In December 2011, Ben started Popularise LLC, a real estate crowdsourcing website, which he currently manages. Prior to Rise Development, Ben had been a Managing Partner of the real estate company WestMill Capital Partners from October 2010 to June 2012, and before that, was President of Western Development Corporation from April 2006 to October 2010, after joining the company in early 2003 as a board advisor and then as COO in 2005. Western Development Corp. is one of the largest retail, mixed-use real estate companies in Washington, DC, most notably known for developing Gallery Place, Washington Harbour, Georgetown Park, and Potomac Mills. While at Western Development, Ben led the development activities of over 1.5 million square feet of property, including more than $300.0 million of real estate acquisition and financing. Ben was an Associate and part of the founding team of Democracy Alliance, a progressive investment collaborative, from 2003 until he joined Western Development in 2005. From 1999 to 2001, Ben was an associate in business development at Lyte Inc., a retail technology start-up. Starting in 1997 until 1999, Ben worked as an analyst at a private equity real estate fund, Lubert-Adler, and for venture capital firm IL Management. Ben has a Bachelor of Arts from the University of Pennsylvania. Ben is on the Board of Trustees of the National Center for Children and Families.

15

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in such capacities with our Sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate which he continues to do currently. Additionally, Brandon has served as Director of Real Estate for WestMill Capital Partners since March of 2011. Previously, Brandon spent two and a half years as an investment advisor and sales broker at Marcus & Millichap, the largest real estate investment sales brokerage in the country. Prior to his time in brokerage, Brandon also worked for Westfield Corporation, a leading shopping center owner. Brandon earned is BA in Public Policy and Economics from Duke University.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer and Secretary of our Manager and has served in such capacities with our Sponsor since February 2014. Prior to joining our Sponsor in February 2014, Bjorn was a counsel at the law firm of O’Melveny & Myers LLP, where he was a member of the Corporate Finance and Securities Group. Bjorn has a Bachelor of Arts from the University of North Dakota and received a J.D. from Georgetown University Law Center.

Compensation of Executive Officers

Each of the executive officers of our Sponsor also serves as an executive officer of our Manager. Each of these individuals receives compensation for his services, including services performed for us on behalf of our Manager, from our Sponsor. As executive officers of our Manager, these individuals serve to manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we indirectly bear some of the costs of the compensation paid to these individuals, through fees and reimbursements we pay to our Manager, we do not pay any compensation directly to these individuals.

Compensation of our Manager

For information regarding the compensation of our Manager, please see “Management Compensation” in our most recent Offering Circular and amendments thereto.

Item 4.	Security Ownership of Management and Certain Securityholders

Principal Shareholders

The following table sets forth the approximate beneficial ownership of our common shares as of March 15, 2019 for each person or group that holds more than 5.00% of our common shares, for each director and executive officer of our Manager and for the directors and executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

	Number of Shares
Name of Beneficial Owner (1)(2)	Beneficially Owned	Percent of All Shares
Benjamin S. Miller	1,213	*
Brandon T. Jenkins	105	*
Bjorn J. Hall	325	*
All directors and executive officers of our Manager as a group (3 persons)	1,643	*

*	Represents less than 1.00% of our outstanding common shares.

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	Each listed beneficial owner person or entity has an address in care of our principal executive offices at 1601 Connecticut Ave., NW, Suite 300, Washington, DC 20009.

Item 5.	Interest of Management and Others in Certain Transactions

For further details, please see Note 7, Related Party Arrangements in Item 7, Financial Statements.

Item 6.	Other Information

None.

16

Item 7.	Financial Statements

Index to Financial Statements of

Fundrise Real Estate Investment Trust, LLC

17

Independent Auditor's Report

To the Members

Fundrise Real Estate Investment Trust, LLC

Washington, D.C.

Report on the Financial Statements

We have audited the accompanying financial statements of Fundrise Real Estate Investment Trust, LLC (the Company), which comprise the balance sheets as of December 31, 2018 and 2017, the related statements of operations, members’ equity and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fundrise Real Estate Investment Trust, LLC as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ RSM US LLP

McLean, Virginia

April 19, 2019

F-1

Fundrise Real Estate Investment Trust, LLC

Balance Sheets

(Amounts in thousands, except share data)

	As of	As of
	December 31, 2018	December 31, 2017
ASSETS
Cash and cash equivalents	$3,125	$11,169
Interest receivable	618	886
Other assets	9	4
Accrued interest, PIK	1,266	850
Real estate debt investments	82,068	60,788
Investments in equity method investees	8,471	-
Deferred costs, net	8	37
Total Assets	$95,565	$73,734

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$76	$68
Due to related party	197	39
Settling subscriptions	145	362
Redemptions payable	409	304
Distributions payable	2,523	2,115
Other liabilities	287	-
Interest reserve paid in advance	1,422	-
Total Liabilities	5,059	2,888

Commitments and Contingencies

Members’ Equity:
Common shares; unlimited shares authorized; 9,882,706 and 7,534,725 shares issued, and 9,201,113 and 7,269,677 outstanding as of December 31, 2018 and 2017, respectively	97,752	74,338
Redemptions - common shares	(6,527)	(2,541)
Retained Earnings (Accumulated deficit)	(719)	(951)
Total Members’ Equity	90,506	70,846
Total Liabilities and Members’ Equity	$95,565	$73,734

The accompanying notes are an integral part of these financial statements.

F-2

Fundrise Real Estate Investment Trust, LLC

Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Year Ended	For the Year Ended
	December 31, 2018	December 31, 2017
Income (loss)
Interest income	$7,913	$5,326
Equity in earnings (losses)	(116)	-
Other income	327	82
Total income (loss)	8,124	5,408

Expenses
Asset management and other fees – related party	680	-
General and administrative expenses	183	180
Total expenses	863	180

Income before taxes	$7,261	$5,228

Excise tax	4	16

Net income (loss)	$7,257	$5,212

Net income (loss) per basic and diluted common share	$0.87	$0.92
Weighted average number of common shares outstanding, basic and diluted	8,371,372	5,656,783

The accompanying notes are an integral part of these financial statements.

F-3

Fundrise Real Estate Investment Trust, LLC

Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	deficit)	Equity
December 31, 2016	4,948,996	$48,559	$(1,219)	$47,340
Proceeds from issuance of common shares	2,469,604	24,696	-	24,696
Amortization of deferred offering costs	-	(36)	-	(36)
Distributions declared on common shares	-	-	(4,944)	(4,944)
Redemptions of common shares	(148,923)	(1,422)	-	(1,422)
Net income (loss)	-	-	5,212	5,212
December 31, 2017	7,269,677	71,797	(951)	70,846
Proceeds from issuance of common shares	2,347,981	23,480	-	23,480
Amortization of deferred offering costs	-	(66)	-	(66)
Distributions declared on common shares	-	-	(7,025)	(7,025)
Redemptions of common shares	(416,545)	(3,986)	-	(3,986)
Net income (loss)	-	-	7,257	7,257
December 31, 2018	9,201,113	$91,225	$(719)	$90,506

The accompanying notes are an integral part of these financial statements.

F-4

Fundrise Real Estate Investment Trust, LLC

Statements of Cash Flows

(Amounts in thousands)

	For the Year Ended December 31, 2018	For the Year Ended December 31, 2017
OPERATING ACTIVITIES:
Net income (loss)	$7,257	$5,212
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity in (earnings) losses	116	-
Net (increase) decrease in interest receivable	268	8
Net (increase) decrease in other assets	(5)	(2)
Net (increase) decrease in accrued interest, PIK	(416)	(148)
Net (increase) decrease in accounts payable and accrued expenses	8	14
Draws from interest paid in advance reserve	(208)	-
Net increase (decrease) in due to related party	158	39
Net cash provided by (used in) operating activities	7,178	5,123
INVESTING ACTIVITIES:
Investment in real estate debt investments	(47,132)	(38,341)
Repayment of real estate debt investments	27,769	19,267
Investment in equity method investments	(8,587)	-
Net cash provided by (used in) investing activities	(27,950)	(19,074)
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	22,213	24,208
Cash paid for shares redeemed	(3,881)	(1,533)
Distributions paid	(5,712)	(4,931)
Proceeds from settling subscriptions	145	362
Offering costs	(37)	(73)
Net cash provided by (used in) financing activities	12,728	18,033

Net increase (decrease) in cash and cash equivalents	(8,044)	4,082
Cash and cash equivalents, beginning of year	11,169	7,087
Cash and cash equivalents, end of year	$3,125	$11,169

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITY:
Amortization of deferred offering costs	$66	$36
Distributions payable	$2,523	$2,115
Redemptions payable	$409	$304
Distributions reinvested in Fundrise Real Estate Investment Trust, LLC through programs offered by Fundrise Advisors, LLC	$905	$462
Interest paid in advance reserve holdback	$1,630	$-
Non-cash construction reserve	$287	$-

The accompanying notes are an integral part of these financial statements.

F-5

Fundrise Real Estate Investment Trust, LLC

Notes to Financial Statements

For the Years Ended December 31, 2018 and 2017

1.	Formation and Organization

Fundrise Real Estate Investment Trust, LLC was formed on May 15, 2015, as a Delaware limited liability company and commenced operations on December 5, 2015. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise Real Estate Investment Trust, LLC except where the context otherwise requires.

The Company was organized primarily to originate, invest in and manage a diversified portfolio of real estate loans, real estate, and may also invest in real estate-related debt securities and other real estate-related assets. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes as of the years ended December 31, 2018 and 2017. We hold substantially all of our assets directly, and as of December 31, 2018 have not established an operating partnership or any taxable REIT subsidiary (“TRS”) or qualified REIT subsidiary (“QRS”), though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

The Offering(s) is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $50.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares.

As of December 31, 2018 and 2017, after redemptions, the Company has net common shares outstanding of approximately 9,201,000 and 7,270,000, respectively, including common shares to Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of December 31, 2018 and 2017, the Sponsor owned 600 common shares. In addition, as of December 31, 2018 and 2017, Fundrise, L.P., an affiliate of the Sponsor, had purchased an aggregate of 119,900 common shares common shares at $10.00 per share in a private placement for an aggregate purchase price of approximately $1.2 million. As of December 31, 2018 and 2017, the total amount of equity outstanding by the Company on a gross basis before considering amortization of offering costs was approximately $92.3 million and $72.8 million, respectively, and the total amount of settling subscriptions was approximately $145,000 and $362,000, respectively. Both of these amounts were based on a $10.00 per share price.

The Company's Manager, Fundrise Advisors, LLC, has established various plans by which individual clients of the Manager may elect to have distributions received from eREITs and eFunds reinvested across such individual client's Fundrise portfolio according to such individual client's selected preferences ("Reinvestment Plans"). Shares purchased through such Reinvestment Plans are done so at the effective price at the time of distribution issuance. As of December 31, 2018 and 2017, approximately $905,000 and $462,000, respectively, of distributions declared by the Company have been reinvested directly into the Company through such Reinvestment Plans.

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2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC.

Certain amounts in the prior year’s financial statements have been reclassified to conform to current year presentation. Accrued interest amounts on the balance sheets and statements of cash flows have been reclassified from “Interest receivable” to “Accrued interest, PIK”.

Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents may consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the year. Basic earnings per share is computed by dividing income available to common members by the weighted-average common shares outstanding during the year.

Interest Paid in Advance Reserve

When a real estate debt investment is funded net of an interest reserve holdback, and is held by the Company, the Company accounts for the holdback funds by classifying them as an interest paid in advance reserve. As interest is incurred by the borrower, the Company recognizes interest income and reduces the interest paid in advance reserve until such time that the reserve is exhausted or the real estate debt investment redeems. Any remaining interest paid in advance reserve balance will be applied to the real estate debt investment balance upon redemption.

Organizational and Offering Costs

Organizational and offering costs of the Company were initially being paid by the Manager on behalf of the Company. Organizational costs include all expenses incurred by the Company in connection with its formation. Offering costs represent costs incurred by the Company in the qualification of the Offering(s) and the marketing and distribution of common shares. Costs included in the marketing and distribution of common shares, include, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, Internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. Pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company was obligated to reimburse the Manager, or its affiliates, as applicable, for organizational and offering costs paid by them on behalf of the Company, subject to a minimum offering raise, as described below.

The Sponsor established a number of programs as real estate investment trusts that are similar in structure to ours. As the Company was the first of the Sponsor’s initial such programs, it was anticipated that the legal fees and other formation and structuring expenses incurred by the Manager in qualifying this Offering would be substantially higher than those of future similar programs. Accordingly, the Manager has agreed to allocate legal fees incurred in establishing the first such programs (including us) that exceed the estimated legal fees of $313,000 per program, to other programs sponsored by the Sponsor. As a result, we and each of the other programs are required to reimburse the Manager for up to $313,000 in legal fees incurred in preparing such offerings. The Sponsor believes that this allocation of legal fees to future similar programs is the most equitable way to ensure that all of the first ten programs bear the burden of establishing a working framework for similar offerings under the newly revised rules of Regulation A. If the Sponsor is not successful in organizing an offering for each of the other nine programs, the Sponsor will bear the legal costs that exceed the portion allocated to us.

F-7

After the Company raised $1.0 million in this Offering (not including the $100,000 received or to be received in the private placements to the Sponsor and Fundrise, L.P.), beginning on the date that the Company started its operations, it started to reimburse the Manager, without interest, for these organizational and offering costs incurred both before and after that date. Reimbursement payments were made in monthly installments; however, the aggregate monthly amount reimbursed could never exceed 0.50% of the aggregate gross offering proceeds from the Offering. If the sum of the total unreimbursed amount of such organizational and offering costs, plus new costs incurred since the last reimbursement payment, exceeded the reimbursement limit described above for the applicable monthly installment, the excess was eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager had been reimbursed in full. The Manager may also incur expenses in relation to subsequent offerings related to the Company. Such offerings will be subject to the reimbursement limit of 0.50%; provided however no reimbursement shall be made which, as a result of the reimbursement, would cause the net asset value to be less than $10.00 per share. As of December 31, 2018 and 2017, the Company had reimbursed the Manager cumulative amounts of approximately $1,006,000 and $1,006,000, respectively.

During the years ended December 31, 2018 and 2017, the Manager did not incur reimbursable organizational and offering costs on behalf of the Company. Organizational costs are expensed as incurred, and offering costs are amortized ratably as a reduction to members’ equity based on the proportion of gross proceeds raised to the total gross proceeds expected to be raised when the Offering is complete. As of December 31, 2018 and 2017, approximately $1.1 million and $1.0 million, respectively, of offering costs had been amortized and were included in the statements of members’ equity. As of December 31, 2018 and 2017, deferred costs are comprised of offering costs relating to offerings subsequent to the initial offering paid directly by the Company.

Settling Subscriptions

Settling subscriptions presented on the balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a variable interest entity (“VIE”) or through our voting interest in a voting interest entity (“VOE”) and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

The Company evaluates its investment in equity method investees for impairment quarterly or whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the Company would calculate the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for year ended December 31, 2018. There were no equity method investees during the year ended December 31, 2017.

Real Estate Debt Investments

Our real estate debt investments are classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to quarterly analysis for potential loan impairment.

A real estate investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the Financial Accounting Standards Board (the “FASB”) issued ASC Topic 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A real estate debt investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan.

We have certain investments that are legally structured as equity investments with rights to receive preferred economic returns (referred to throughout these Notes as “preferred equity” investments). We report these investments as real estate debt investments when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

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Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company has adopted a redemption plan whereby, on a monthly basis, an investor has the opportunity to obtain liquidity monthly, following a minimum 60-day waiting period after submitting their redemption request. Pursuant to the Company’s redemption plan, a member may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions are also subject to declining discounts on the redemption price over the course of the time the member has held the shares being redeemed.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit redemptions in any calendar month to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is less than or equal to 0.50% of the NAV of all of our outstanding shares as of the first day of such calendar month, and intend to limit the amount redeemed in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is 1.25% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we intend to make a number of real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the number of common shares available for redemption in any given month or quarter, as these real estate assets are paid off or sold, but we do not generally intend to redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on the Fundrise Platform to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT.

Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2015, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying financial statements during the years ended December 31, 2018 or 2017. No gross deferred tax assets or liabilities have been recorded as of December 31, 2018 or 2017.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

F-9

Revenue Recognition

Interest income is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest income is recognized on real estate debt investments classified as held to maturity securities, and investments in joint ventures that are accounted for using the cost method if the terms of the equity investment includes terms that are akin to interest on a debt instrument.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). ASU 2014-09 provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU No. 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09 for one year, which would make the guidance effective for the Company’s first fiscal year beginning after December 15, 2018. The Company has elected to adopt this standard under the modified retrospective approach, effective January 1, 2019. After performing an initial assessment, we have determined that the adoption of this standard will not have a material impact on our financial statements.

In January 2016, the FASB issued Accounting Standards Update 2016-01 (“ASU 2016-01”), Financial Instruments – Overall, which changes the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The FASB also clarifies the guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2018. The guidance should be applied prospectively from that date. Early adoption is permitted regarding the guidance on the presentation of the change in fair value of financial liabilities under the fair value option for financial statements that have not been issued. We do not anticipate the adoption will have a significant impact on the presentation of these financial statements.

In February 2016, the FASB issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2019, with early adoption permitted. We are currently assessing the impact of this update on the presentation of these financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2020. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

In August 2016, the FASB issued Accounting Standards Updated 2016-1 (“ASU 2016-15”), Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, which provides guidance on the presentation and classification in the statement of cash flows for specific cash receipt and payment transactions, including debt prepayment or extinguishment costs, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims and corporate-owned life insurance policies, and distributions received from equity method investees. This standard is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

In November 2016, the FASB issued Accounting Standards Updated 2016-18 (“ASU 2016-18”) Statement of Cash Flows: Restricted Cash, which clarifies the presentation requirements of restricted cash within the statement of cash flows. The changes in restricted cash and restricted cash equivalents during the period should be included in the beginning and ending cash and cash equivalents balance reconciliation on the statement of cash flows. When cash, cash equivalents, restricted cash or restricted cash equivalents are presented in more than one-line item within the statement of financial position, an entity shall calculate a total cash amount in a narrative or tabular format that agrees to the amount shown on the statement of cash flows. Details on the nature and amounts of restricted cash should also be disclosed. This standard is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period. This standard has no material impact on the presentation of these financial statements.

F-10

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have difference effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Year Ended December 31, 2018	For the Year Ended December 31, 2017
Beginning balance	$-	$-
New investments in equity method investees	8,587	-
Distributions received	-	-
Equity in earnings (losses) of equity method investees	(116)	-
Ending balance	$8,471	$-

As of December 31, 2018, the Company’s investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	Acquired in 2018, a 22.8% non-controlling member interest in Siena JV LP, whose activities are carried out through the following wholly-owned asset: Siena Apartments, a multifamily complex in Plantation, FL.

(2)	Acquired in 2018, a 9.1% non-controlling member interest in NP 85, LLC, who has issued debt to Aura Westover Hills, an apartment complex in San Antonio, TX.

As of and for the year ended December 31, 2018, the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

	Siena JV LP	NP 85 LLC
Condensed balance sheet information:	As of December 31, 2018	As of December 31, 2018
Real estate assets, net	$62,275	$28,443
Other assets	5,407	62
Total assets	$67,682	$28,505

Mortgage notes payable	$41,073	$-
Other liabilities	457	-
Equity	26,152	28,505
Total liabilities and equity	$67,682	$28,505
Company’s equity investment	$5,879	$2,592

	Siena JV LP	NP 85 LLC
Condensed income statement information:	From November 1, 2018 (Inception) to December 31, 2018	From December 19, 2018 (Inception) to December 31, 2018
Total revenue	$921	$62
Total expenses	924	-
Net income (loss)	$(3)	$62
Company’s equity in earnings (loss) of investee	$(1)	$5
Company’s share of origination costs within equity	$(120)	$-

There were no investments in equity method investees as of and for the year ended December 31, 2017.

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4.	Real Estate Debt Investments

As of December 31, 2018 and 2017, none of our real estate debt investments are considered impaired, and no impairment charges have been recorded in these financial statements. We have invested in 22 debt related investments as of the date of these financial statements. The following table describes our real estate debt investment activity (tabular amounts in thousands):

Real Estate Debt Investments:	For the Year Ended December 31, 2018	For the Year Ended December 31, 2017
Beginning balance	$60,788	$41,714
Investments (1)	49,049	38,341
Principal repayments (2)	(27,769)	(19,267)
Ending balance	$82,068	$60,788

(1)	Investments as of December 31, 2018 include eight senior debt instruments and three preferred equity investments added during the year ended December 31, 2018. Investments as of December 31, 2017 include four senior debt instruments and seven preferred equity investments added during the year ended December 31, 2017.

(2)	As of December 31, 2018, the principal repayments include full repayment from four senior debt instruments and five preferred equity investments. During the year ended December 31, 2017, repayments include four senior debt instruments, two preferred equity investments, and one note purchased from an affiliate of the Sponsor. As of December 31, 2018 and 2017, approximately $35,000 and $34,000, respectively, of principal has been amortized.

As of December 31, 2018 and 2017, there were no discount or origination costs or fees that were includable in the carrying value of our real estate debt investments.

Accrued interest, PIK represents accruable interest payable by related real estate debt investments upon maturity.

The following table presents the Company’s investments in real estate debt investments, as of December 31, 2018 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or Cost (1)	Future Funding Commitments	Carrying Value
Senior debt	11	$43,034	$12,906	$43,034
Preferred equity	11	39,034	-	39,034
Balance as of December 31, 2018	22	$82,068	$12,906	$82,068

(1)	This only includes the stated amount of funds disbursed to date and interest that was contractually converted to principal.

The following table presents the Company’s investments in real estate debt investments, as of December 31, 2017 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or Cost (1)	Future Funding Commitments	Carrying Value
Senior debt	7	$21,268	$7,438	$21,268
Preferred equity	13	39,520	4,600	39,520
Balance as of December 31, 2017	20	$60,788	$12,038	$60,788

(1)	This only includes the stated amount of funds disbursed to date and interest that was contractually converted to principal.

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The following table presents certain information about the Company’s investments in real estate debt investments, as of December 31, 2018, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Senior debt	11	$8,371	$34,663	$-	$-
Preferred equity	11	3,691	25,743	9,600	-
Balance as of December 31, 2018	22	$12,062	$60,406	$9,600	$-

The following table presents certain information about the Company’s investments in real estate debt investments, as of December 31, 2017, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Senior debt	7	$15,608	$5,660	$-	$-
Preferred equity	13	9,250	4,000	26,270	-
Balance as of December 31, 2017	20	$24,858	$9,660	$26,270	$-

Credit Quality Monitoring

The Company’s real estate debt investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have preferred interests in real estate similar to the interests just described. The Company evaluates its real estate debt investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of December 31, 2018, no real estate debt investments were incurring interest at the penalty rate. As of December 31, 2017, two real estate debt investments were incurring interest at the penalty rate, but were not deemed to require impairment. These two real estate debt investments redeemed during the year ended December 31, 2018 and all outstanding obligations were paid. All other investments were considered to be performing. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

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5.	Distributions

Distributions are calculated based on members of record each day during the distribution period.

The table below outlines the Company’s total distributions declared to members and distributions relating to the Sponsor and its affiliates for the years ended December 31, 2018 and 2017 (all tabular amounts are in thousands except per share data):

	Shareholders						Related Parties (1)
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of December 31, 2018	Payment Date	Total Declared
February 1, 2018 through February 28, 2018	0.0021917808	$468		1/26/18	$468	4/11/18	$7
March 1, 2018 through March 31, 2018	0.0021917808	530		2/27/18	530	4/11/18	7
April 1, 2018 through April 30, 2018	0.0021917808	529		3/28/18	529	7/9/18	7
May 1, 2018 through May 31, 2018	0.0021917808	563		4/30/18	563	7/9/18	8
June 1, 2018 through June 30, 2018	0.0022602740	568		5/29/18	568	7/9/18	8
July 1, 2018 through July 31, 2018	0.0023287671	610		6/28/18	610	10/8/18	8
August 1, 2018 through August 31, 2018	0.0023287671	619		7/27/18	619	10/8/18	8
September 1, 2018 through September 30, 2018	0.0023287671	608		8/24/18	608	10/8/18	9
October 1, 2018 through October 31, 2018	0.0023287671	641		9/26/18	-	1/7/19	9
November 1, 2018 through November 30, 2018	0.0022602740	614		10/29/18	-	1/7/19	9
December 1, 2018 through December 31, 2018	0.0022602740	642		11/29/18	-	1/7/19	9
January 1, 2019 through January 31, 2019	0.0021917808	626	(2)	12/27/18	-	4/10/19	8
Total		$7,018			$4,495		$97

	Shareholders						Related Parties (1)
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of December 31, 2017	Payment Date	Total Declared
April 1, 2017 through June 30, 2017	0.0028767123	$1,294		3/21/17	$1,294	7/13/17	$32
July 1, 2017 through September 30, 2017	0.0028767123	1,532		6/26/17	1,532	10/9/17	32
October 1, 2017 through December 31, 2017	0.0027397260	1,742		9/28/17	-	1/9/18	30
January 1, 2018 through January 31, 2018	0.0016438360	373	(3)	12/22/17	-	4/11/18	6
Total		$4,941			$2,826		$100

(1)	Total distributions declared to related parties are included in total distributions declared to all members.

(2)	The liability for the January 2019 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the December 31, 2018 financial statements, and is scheduled to be paid within three weeks after the end of March 31, 2019.

(3)	The liability for the January 2018 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the December 31, 2017 financial statements. This amount was subsequently determined to be approximately $380,000.

F-14

6.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of December 31, 2018, the Company’s significant financial instruments consist of cash and cash equivalents, real estate debt investments, and distributions payable. With the exception of real estate debt investments, the carrying amount of the Company’s financial instruments approximates their fair values due to their short-term nature. The aggregate fair value of our real estate debt investments including PIK interest is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally included a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates.

As a result of this assessment, as of December 31, 2018 and 2017, management estimated the fair value of our real estate debt investments including PIK interest to be approximately $83.3 million and $61.6 million, respectively.

7.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager receive fees and compensation in connection with the Company’s public offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager was reimbursed for organizational and offering expenses incurred in conjunction with the Offering. See Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs for the amount of organizational and offering costs incurred and payable for the years ended December 31, 2018 and 2017.

The Company will also reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. For the years ended December 31, 2018 and 2017, the Manager incurred costs on our behalf of approximately $27,000 and $34,000, respectively. Of these amounts, approximately $7,000 and $32,000 were due and payable as of December 31, 2018 and 2017, respectively.

F-15

An asset management fee is owed quarterly to the Manager. From January 1, 2017 through April 30, 2017, the Company agreed to pay a quarterly asset management fee of one-fourth of 1.00% of our NAV at the end of each prior quarter. Beginning on May 1, 2017, the quarterly asset management fee was changed to one-fourth of 0.85% of our NAV. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. In addition, the Manager may in its sole discretion waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived. From inception through December 31, 2017, the Manager waived the asset management fee.

During the years ended December 31, 2018 and 2017, we incurred asset management fees of approximately $680,000 and $0, respectively. As of December 31, 2018 and 2017, approximately $185,000 and $0, respectively, of asset management fees remain payable to the Manager.

Additionally, the Company is required to pay the Manager for servicing any non-performing asset. From inception through April 30, 2017, an amount would have been determined using an annualized rate of 1.00% multiplied by the original value of such non-performing asset. Beginning on May 1, 2017, the Company is now required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of December 31, 2018 and 2017, the Manager has not designated any asset as non-performing and no special servicing fees have been paid to the Manager.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC or its affiliates may close and fund a loan or other investment prior to it being acquired by us. The ability to warehouse investments allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the years ended December 31, 2018 and 2017, the Company purchased eight investments and four investments, respectively, that were warehoused or owned by Fundrise Lending, LLC.

 For situations where our sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the years ended December 31, 2018 and 2017, fees of approximately $15,000 and $16,000, respectively, were paid to the Independent Representative as compensation for those services.

Fundrise, L.P., Member

Fundrise, L.P. is a member of the Company and held 119,900 shares as of December 31, 2018 and 2017. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, Fundrise L.P. may provide capital to Fundrise Lending, LLC for the purposes of acquiring investments where there would otherwise be insufficient capital. During the years ended December 31, 2018 and December 31, 2017, Fundrise, L.P. did not provide capital to Fundrise Lending, LLC for the purposes of acquiring investments on behalf of the Company.

Rise Companies Corp, Member and Sponsor

Rise Companies Corp. is a member of the Company and held 600 common shares as of December 31, 2018 and 2017.

As a means to provide liquidity during capital raising periods, Rise Companies Corp. issued a promissory grid note to the Company and its affiliates in the amount of $10.0 million. The loan bears a 3.00% interest rate and expires on January 31, 2019. The total drawn between the ten noteholders may not exceed $10.0 million. As of December 31, 2018 and 2017, the Company had not drawn against the promissory grid note and had not paid any interest to Rise Companies Corp.

For the years ended December 31, 2018 and 2017, the Sponsor incurred approximately $30,000 and $7,000 of costs on our behalf, respectively. Of these amounts, approximately $5,000 and $7,000 were due and payable as of December 31, 2018 and 2017, respectively.

F-16

8.	Economic Dependency

Under various agreements, the Company has engaged or will engage Fundrise Advisors, LLC and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Fundrise Advisors, LLC and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

9.	Commitments and Contingencies

Legal Proceedings

As of the date of the financial statements we are not currently named as a defendant in any active or pending litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

10.	Subsequent Events

In connection with the preparation of the accompanying financial statements, we have evaluated events and transactions occurring through April 19, 2019, for potential recognition or disclosure.

Offering

As of April 19, 2019, we had raised total gross offering proceeds of approximately $110.8 million from settled subscriptions (including the $1.2 million received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, L.P., an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for a gross aggregate of approximately 11,084,000 of our common shares.

The Company qualified $25.1 million of shares on February 28, 2019, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $50.0 million.

New Investments

As of April 19, 2019, the Company has made additional investments and borrowers have drawn additional funds in the amount of approximately $7.7 million.

Principal Repayments

As of April 19, 2019, the Company received full repayment for four real estate investments and partial repayment for three real estate investments in the amount of approximately $4.4 million plus outstanding interest.

Distributions Payable

On January 30, 2019, the Manager of the Company declared a daily distribution of $0.0021917808 per share (the “February 2019 Daily Distribution Amount”) for members of record as of the close of business on each day of the period commencing on February 1, 2019 and ending on February 28, 2019 (the “February 2019 Distribution Period”). The distributions are payable to members of record as of the close of business on each day of the February 2019 Distribution.

On February 28, 2019, the Manager of the Company declared a daily distribution of $0.0021917808 per share (the “March 2019 Daily Distribution Amount”) for members of record as of the close of business on each day of the period commencing on March 1, 2019 and ending on March 31, 2019 (the “March 2019 Distribution Period”). The distributions are payable to members of record as of the close of business on each day of the March 2019 Distribution Period. The January 2019, February 2019, and March 2019 distributions totaling approximately $1.9 million were paid on April 10, 2019.

On March 28, 2019, the Manager of the Company declared a daily distribution of $0.0021917808 per share (the “April 2019 Daily Distribution Amount”) for members of record as of the close of business on each day of the period commencing on April 1, 2019 and ending on April 30, 2019 (the “April 2019 Distribution Period”). The distributions will be payable to members of record as of the close of business on each day of the April 2019 Distribution Period and the distributions are scheduled to be paid prior to July 21, 2019. The aggregate estimated amount of cash to be distributed related to the April 2019 Distribution Period is approximately $655,000.

F-17

Item 8.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1**	Certificate of Formation (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s DOS/A filed on October 2, 2015)
2.2**	Form of Amended and Restated Operating Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Company’s Form 1-K for the year ended December 31, 2015)
4.1**	Form of Subscription Package (included as Appendix A to our Offering Circular filed on March 1, 2019)
6.1**	Form of License Agreement between Fundrise Real Estate Investment Trust, LLC and Fundrise, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s DOS/A filed on October 2, 2015)
6.2**	Form of Distribution Support Agreement between Fundrise Real Estate Investment Trust, LLC and Fundrise, LP (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Company’s DOS/A filed on October 30, 2015)
6.3**	Form of Shared Services Agreement between Rise Companies Corp. and Fundrise Advisors, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.3 to the Company’s DOS/A filed on October 30, 2015)
11.1*	Consent of RSM US LLP

*	Filed herewith
**	Previously filed

18

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, D.C. on April 19, 2019.

Fundrise Real Estate Investment Trust, LLC
By:	Fundrise Advisors, LLC, a Delaware limited liability company

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this Annual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	Friday, April 19, 2019
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)
/s/ Benjamin S. Miller	Interim Chief Financial Officer and Treasurer of	Friday, April 19, 2019
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)